December 17, 2019

Jeffrey Lucas
President and Chief Financial Officer
EMAGIN CORP
700 South Drive
Suite 201
Hopewell Junction, NY 12533

       Re: EMAGIN CORP
           Form 10-K for Fiscal Year December 31, 2018
           Filed March 28, 2019
           File No. 001-15751

Dear Mr. Lucas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm, page F-16

1. We note the going concern paragraph included in your auditors' report. It appears your auditor has not expressed their view regarding your ability to continue as a going concern and instead, references the company's conclusion on this matter. If your auditor concluded that substantial doubt existed about your ability to continue as a going concern, please have them revise their report to clarify their conclusion under an appropriately titled paragraph. Please refer to paragraph 13 of AS 2415 for guidance. If your auditor concluded that substantial doubt did not exist about your ability to continue as a going concern, please explain to us the reason for the difference between the company's conclusion and the auditors' conclusion. It appears to us that the current emphasis-of-a-
      matter paragraph may be confusing since it does not clearly convey the auditors'
      conclusion or the reason for their conclusion in light of the company's conclusion.
 Jeffrey Lucas
EMAGIN CORP
December 17, 2019
Page 2
Consolidated Statement of Cash Flows, page F-20

2. We note from your balance sheets, that inventory balances at year end did not change significantly from 2017 to 2018. Please reconcile for us the change in inventory reflected on your Statement of Cash Flows for 2018 with the change noted in your balance sheets. Although we note you separately present the impairment of consumer night vision business inventory in the reconciliation of your net loss to net cash used in operating activities, we are still unable to reconcile the change in inventory.
Note 2 - Significant Accounting Policies
Inventories, page F-22

3. We note your inventory accounting policy included in the notes to your financial statements states that inventories are stated at the lower of cost or market. We note elsewhere in your critical accounting policies, that inventories are stated on a standard cost basis. Please revise your disclosures to correct the inconsistency regarding your inventory accounting policy and ensure your accounting and disclosures comply with
         ASU 2015-11.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameJeffrey Lucas                                 Sincerely,
Comapany NameEMAGIN CORP
                                                                Division of
Corporation Finance
December 17, 2019 Page 2                                        Office of
Manufacturing
FirstName LastName